Suite 1050, 400 Burrard Street Vancouver, British Columbia V6C 3A6 Canada	e: info@contactgold.com p: +1 (604) 449-3361 w: contactgold.com

CONTACT GOLD REPORTS Q2 2022 FINANCIAL AND OPERATING RESULTS

Vancouver, B.C. (August 19, 2022) - Contact Gold Corp. (the "Company" or "Contact Gold")(TSXV: C; OTCQB: CGOLF) is pleased to announce its financial and operating results for the three- and six-months ended June 30, 2022.

Contact Gold is focused on advancing the Green Springs and Pony Creek gold projects in Nevada, both of which host extensive and robust Carlin Type gold systems.

Drilling at Green Springs through June 30, 2022 continued to generate high-grade, oxide gold mineralization over an increasingly large footprint that remains open in all directions.  Recent results from the X-Ray Zone at Green Springs highlight the near-surface, oxide high-grade gold opportunity at the property (see news releases dated August 9, 2022 and August 16, 2022).  Drill results from the Tango Zone remain pending.

Selected Q2 2022 financial data

Details of financial results as at and for the three- and six-months ended June 30, 2022 and 2021, are described in the unaudited condensed interim consolidated financial statements and related notes thereto (the "Interim Financial Statements") as prepared in accordance with International Financial Reporting Standards ("IFRS"), and the MD&A for the corresponding periods, copies of which are available on SEDAR at www.sedar.com.

The following selected financial data is derived from the Interim Financial Statements. Unless otherwise stated, the information herein, and in the tables below, is presented in Canadian dollars.

Attributable to shareholders for the period:	June 30, 2022	June 30, 2021

Loss	$1,966,764	$3,640,140
Other comprehensive loss (gain)	$(494,971)	$870,868
Comprehensive loss	$1,471,793	$4,511,008
Basic and diluted loss per share	$0.01	$0.02

Losses attributable to shareholders for the three- and six-months ended June 30, 2022 of $1.15 million and $1.97 million (2021: $1.93 million and $3.64 million), respectively, reflect primarily (i) costs incurred for professional, legal and advisory fees, administration & office expenditures, wages and salaries, and investor relations activities (in aggregate, $1.04 million, compared to $1.34 million for the same period in 2021), and (ii) exploration and evaluation of the Company's exploration property interests ($0.93 million, compared to $2.02 million for the same period in 2021), net of the accounting for certain forfeited stock option ("Options") and restricted share units ("RSUs"), which resulted in a non-cash recovery against the stock-based compensation expense for the period.    The TSX Venture Exchange (the "TSXV") approved the Company's new rolling Omnibus Stock and Incentive Plan on June 30, 2022.

Losses for the current period are lower than those of the prior period reflecting, in part, the timing of exploration activities at Green Springs, and the overall reduction of wages & salaries, general & administrative costs, and legal & advisory fees further to an ongoing effort to reduce non-exploration-related expenditures.

The Company has elected to expense exploration expenditures as incurred.  During the six months ended June 30, 2022, exploration and evaluation expenditures were predominantly related to exploration and the initial 2022 drill program at Green Springs.  Approximately $0.91 million in expenditures had been incurred through June 30, 2022 for exploration at Green Springs and at Pony Creek.

Other comprehensive gain attributable to shareholders for the three- and six-month period ended June 30, 2022 of $0.91 million and $0.49 million (2021: loss of $0.39 million and $0.87 million).  The other comprehensive loss or gain in a given period reflects primarily the foreign currency impact arising on the carrying value of the Company's U.S. entity which holds the exploration property portfolio, whereby a gain or loss reflects the relative value of the Canadian dollar (the Company's reporting currency) compared to the United States dollar (the currency in which the value of the exploration property portfolio is recorded).

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	As at June 30, 2022	As at December 31, 2021
Cash	$1,159,105	$2,684,939
Working capital	$936,235	$2,834,991
Total assets	$30,867,140	$32,116,860
Current liabilities	$482,455	$340,180
Shareholders' equity	$30,203,973	$31,635,595

Total assets at June 30, 2022 comprise primarily: exploration and evaluation assets of $29.39 million, and $1.16 million in cash.  At December 31, 2021, total assets primarily comprise exploration and evaluation assets of $28.92 million, and $2.68 million in cash.

Total liabilities at June 30, 2022 include non-current liabilities of $0.18 million, recorded to recognize a provision for site reclamation (December 31, 2021: $0.14 million), and normal course payables and accruals of $0.44 million (December 31, 2021: $0.31 million), settled after period end.

Accumulated other comprehensive loss of $1.76 million at June 30, 2022 (December 31, 2021: $2.25 million) is the aggregate foreign currency impact on the translation to Canadian dollars of the value of the Company's U.S. entity and its portfolio of exploration properties.

Net cash operating outflows for the six-month period ended June 30, 2022 of $1.56 million reflects primarily (i) ongoing exploration activity, (ii) investor relations and head office costs ($0.31 million), and (iii) the settlement of balances due to service providers and vendors at the preceding year end.

About Contact Gold Corp's property interests

Green Springs is located near the southern end of the Cortez Trend of Carlin-type gold deposits in Nevada, east of Calibre Mining's Pan Mine and Gold Rock Project (TSX: CXB), and south of Waterton's Mount Hamilton deposit. The Green Springs property is 18.5 km2, encompassing 3 shallow past-producing open pits and numerous targets that were not mined.

Pony Creek is strategically located immediately south of Orla Mining Ltd's ' Railroad-Pinion Project, on the Southern Carlin Trend (TSX: OLA), and totals 81.7 km2 underpinned by a Carlin-type system with historic gold resources.

Additional information about the Company is available at www.contactgold.com.

For more information, please contact:

John Wenger, Chief Financial Officer wenger@contactgold.com (604) 449-3361

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated receipt of all requisite and applicable regulatory approvals, including approval of the TSXV and timing therefor, planned expenditures through the remainder of the year, and the anticipated exploration activities of the Company at Green Springs or Pony Creek.

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These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: impacts arising from the global disruption caused by the Covid-19 coronavirus outbreak; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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